SECOND AMENDMENT TO THE

                        RESTATED BYLAWS

                               OF

                 STORAGE TECHNOLOGY CORPORATION
                 ------------------------------


                           ARTICLE II

                          Stockholders
                          ------------

Article II is amended by adding a new Section numbered 11, reading as follows:

     "Section 11.  Notice of Stockholder Business.

     At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation, and be presented in the manner provided in
Section 10 of this Article II. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation, not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. A stockholders' notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;
(b) the name and address, as they appear on the Corporation's books, of the stockholder(s) proposing such business, or the name and address of the beneficial holder(s) or other party on whose behalf the proposal is made;
(c) the class and number of shares of the Corporation which are beneficially owned by the stockholder(s) or beneficial holder(s) or other party on whose behalf the proposal is made; and (d) any material interest of the stockholder(s) or beneficial holder(s) or other party on whose behalf the proposal is made in such business. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in Article II, Section 10 and this Section 11. The chairman of the annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting, and, if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted."


Dated:  May 25, 1995